15027478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED NOV 24 2015 WASHINGTON, D.C. 189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43303

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-14 (MM/DD/YY) AND ENDING 9-30-15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.M. Kohn & Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10151 Carver Road, Suite 100
(No. and Street)

Cincinnati (City) OH (State) 45242 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig Johnson (513) 241-3111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark Schaefer Hackett & Co.
(Name – *if individual, state last, first, middle name*)

One East Fourth St, Suite 1200 (Address) Cincinnati (City) OH (State) 45202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TZ 11/25

AB 11/25

OATH OR AFFIRMATION

I, Larry M. Kohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.M. Kohn & Company, as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Larry M. Kohn

Signature

President

Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

SANDRA L. SMITH
NOTARY PUBLIC
FOR THE
STATE OF OHIO
My Commission Expires
February 27, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L.M. Kohn & Company

Financial Statements

September 30, 2015

CLARK SCHAEFER HACKETT
STRENGTH IN NUMBERS

L. M. KOHN & COMPANY

REPORT CONTENTS

September 30, 2015

****

****

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
L.M. Kohn & Company
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of L.M. Kohn & Company (an S corporation) as of September 30, 2015, and the related statements of income, comprehensive income, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of L.M. Kohn & Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.M. Kohn & Company as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III on pages 12 to 13 has been subjected to audit procedures performed in conjunction with the audit of L.M. Kohn & Company's financial statements. The supplemental information is the responsibility of L.M. Kohn & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
November 19, 2015

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

L.M. KOHN & COMPANY

STATEMENT OF FINANCIAL CONDITION

At September 30, 2015

ASSETS	
CURRENT ASSETS	
Cash and Cash Equivalents	$ 1,897,049
Deposits with Clearing Organizations	35,007
Receivables –	
Clearing Organizations and Broker-Dealers	529,260
Advisory Customers	66,355
Registered Representatives	158,503
Total Receivables	754,118
Marketable Securities Owned, at Fair Value	95,994
Federal Tax Deposit	234,818
TOTAL CURRENT ASSETS	3,016,986
PROPERTY AND EQUIPMENT – NET	46,248
OTHER ASSETS	8,618
TOTAL ASSETS	3,071,852
LIABILITIES AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES	
Commissions Payable	417,889
Other Liabilities	211,920
TOTAL CURRENT LIABILITIES	629,809
SHAREHOLDER'S EQUITY	
Common Stock; No Par Value, 100 Shares Authorized, Issued and Outstanding	5,000
Contributed Capital	3,000
Retained Earnings	2,360,849
Accumulated Other Comprehensive Income	73,194
TOTAL SHAREHOLDER'S EQUITY	2,442,043
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	3,071,852

The accompanying notes to financial statements are an integral part of these statements.

L.M. KOHN & COMPANY

STATEMENT OF INCOME

For the Year Ended September 30, 2015

REVENUE	
Commission Income	$ 13,153,441
Management and Investment Advisory Income	4,973,794
Other Revenue	737,103
TOTAL REVENUE	18,864,338
OPERATING EXPENSES	
Commissions	12,630,219
Employee Compensation and Benefits	2,070,850
Selling, General and Administrative Expenses	1,747,519
TOTAL OPERATING EXPENSES	16,448,588
NET INCOME	2,415,750

The accompanying notes to financial statements are an integral part of these statements.

L.M. KOHN & COMPANY

STATEMENT OF COMPREHENSIVE INCOME

For the Year Ended September 30, 2015

Net Income	$ 2,415,750
Other Comprehensive Income:	
Unrealized Gain on Marketable Securities Owned	19,638
TOTAL COMPREHENSIVE INCOME	2,435,388

The accompanying notes to financial statements are an integral part of these statements.

L.M. KOHN & COMPANY

STATEMENT OF SHAREHOLDER'S EQUITY

For the Year Ended September 30, 2015

	Common Stock	Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder's Equity
Balance – October 1, 2014	$ 5,000	$ 3,000	$ 2,270,099	$ 53,556	$ 2,331,655
Comprehensive Income:					
Net Income	-	-	2,415,750	-	2,415,750
Unrealized Gain on Marketable Securities Owned	-	-	-	19,638	19,638
Total Comprehensive Income					2,435,388
Distributions to Shareholder	-	-	(2,325,000)	-	(2,325,000)
Balance – September 30, 2015	5,000	3,000	2,360,849	73,194	2,442,043

The accompanying notes to financial statements are an integral part of these statements.

L.M. KOHN & COMPANY

STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 2,415,750
Adjustments to Reconcile Net Income to Net Cash Flows from Operating Activities:	
Depreciation and Amortization Expense	14,193
Changes in Assets and Liabilities:	
Decrease in Receivables	234,304
(Increase) in Other Assets	(2,467)
(Decrease) in Commissions Payable	(127,074)
Increase in Other Liabilities	29,443
NET CASH FLOWS FROM OPERATING ACTIVITIES	2,564,149
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to Shareholder	(2,325,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	239,149
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,657,900
CASH AND CASH EQUIVALENTS AT END OF YEAR	1,897,049

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

L.M. Kohn & Company (the "Company") is a fully-disclosed introducing broker-dealer, located in Cincinnati, Ohio. By acting as a securities broker-dealer for independent registered investment representatives, the Company's primary source of revenue is derived from investment advisory fees, servicing fees, and commissions. The Company also derives revenues from providing private portfolio management and brokerage services to individuals and institutional investors in a variety of industries. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

ACCOUNTING ESTIMATES –
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS –
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

DEPOSITS WITH CLEARING ORGANIZATIONS –
The Company is required to maintain a deposit with each of its clearing organizations, which allows the company to serve as an "introducing broker" into the clearing organizations system. These amounts are not able to be withdrawn from the clearing organizations and, therefore, have been restricted.

RECEIVABLES –
Receivables from clearing organizations are stated at the amount billed and represent uncollateralized obligations due under normal trade terms requiring payment within 30 days. Receivables from broker-dealer services are stated at amounts billed directly from investment companies and represent amounts due to the Company within 30 days. Certain advances are made periodically to registered representatives that are non-interest bearing. Management reviews the accounts receivable and records an allowance for bad debts when considered necessary. Based on these reviews, management has determined that an allowance is not necessary at September 30, 2015.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

MARKETABLE SECURITIES OWNED –
Accounting guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three broad input levels are as follows:

> Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the reporting date;
>
> Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly; and
>
> Level 3 – inputs that are unobservable for the asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Marketable securities consist entirely of NASDAQ common shares and are valued using quoted market prices and, therefore, categorized as Level 1 fair value instrument. The change in fair value related to the securities owned in the current year has been included as a separate component of shareholder's equity. This change in fair value is the sole component of accumulated other comprehensive income.

PROPERTY AND EQUIPMENT –
Furniture and equipment are stated at cost and are depreciated over the estimated useful lives of the related assets ranging from three to seven years. Leasehold improvements are stated at cost and are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation and amortization are provided on the straight-line method.

COMMISSIONS PAYABLE –
Commissions payable represent amounts due to independent sales representatives. Amounts owed to the independent sales representatives have been calculated by the Company based on the terms agreed to between the Company and the independent sales representative and are generally payable within 30 days.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES –
The Company has elected to be taxed in accordance with Subchapter S of the Internal Revenue code (IRC) and applicable state law. As such, the Company is not generally liable for federal or state income taxes on its taxable income. Accordingly, no provision for income taxes is included in the accompanying financial statements. The Company maintains a tax deposit with the Internal Revenue Service to retain its fiscal year of September 30.

The Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. In determining its tax positions, the Company assumes that the positions will be examined by the appropriate taxing authority and the taxing authority would have full knowledge of all relevant information. The measurement of tax positions is based on managements' best judgment of the amount the Company would ultimately accept in a settlement with taxing authorities. The Company has no uncertain tax positions at September 30, 2015. Tax years subsequent to September 30, 2011 remain subject to examination by the Internal Revenue Service.

NOTE 2 – PROPERTY AND EQUIPMENT

Fixed assets consist of the following at September 30, 2015:

Furniture and Fixtures	$ 78,298
Equipment	67,672
Leasehold Improvements	11,450
Total	157,420
Accumulated Depreciation and Amortization	(111,172)
Property and Equipment – Net	46,248

Depreciation expense totaled $14,193 for this fiscal year ended September 30, 2015.

NOTE 3 – LEASES
The Company has entered into a non-cancellable operating lease agreement for office space. The initial lease term expires in 2018 and contains two five-year renewal options. Rental expense under this agreement totaled $133,289 for the year ended September 30, 2015. The Company leases other storage on a month to month basis.

NOTE 3 – LEASES (Continued)

Future minimum rental payments under non-cancellable leases as of September 30, 2015 are as follows:

2016	$ 104,587
2017	107,429
2018	63,650
	275,666

NOTE 4 – SUBORDINATED BORROWINGS

The Company had no liabilities subordinated to the claim of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claim of general creditors is presented in these financial statements.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum net capital requirement is the greater of $50,000 or 6 2/3% of its aggregate indebtedness. At September 30, 2015 the Company had net capital, as computed under Rule 15c3-1, of $1,769,606 which was $1,719,606 in excess of the minimum net capital requirement. The Company had aggregate indebtedness of $629,809 as of September 30, 2015, and the ratio of aggregate indebtedness to net capital, as defined, was .36 to 1.

NOTE 6 – RETIREMENT PLAN

The Company maintains a Simple IRA plan and provides 100% matching on employee contributions up to 3% of the employee's salary. The Company made matching contributions of $44,339 in the year ended September 30, 2015.

NOTE 7 – EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer an does not

NOTE 7 – EXEMPTION FROM RULE 15c3-3 (Continued)

otherwise hold funds or securities for customers or owe money or securities to them. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is exempt from the requirements of Rule 15c3-3.

NOTE 8 – FINANCIAL INSTRUMENTS, CONCENTRATIONS, AND RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, receivables, and marketable securities owned. The Company places its cash investments with a high-credit-quality financial institution located in Cincinnati, Ohio. In addition, the Company maintains cash accounts with the clearing organizations. Management does not believe significant concentrations of credit risk exists with respect to these financial instruments.

Marketable securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain marketable securities, it is at least reasonably possible that changes in the values of marketable securities will occur in the near term and that such changes could materially affect the amounts reported within the financial statements.

The Company's activities involve the execution, settlement, and financing of various customer securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event counterparties do not fulfill their obligations, the Company may be required to purchase, or sell, financial instruments underlying the contract, which could result in a loss.

NOTE 9 – CONTINGENCIES

The company is presently involved in various arbitration proceedings related to the normal course of business. It is the opinion of management that the outcome of these proceedings will have no material adverse effect on the financial position of the company.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to September 30, 2015 and through November 19, 2015, the date the financial statements were available to be issued, for purposes of recognition and disclosure in the financial statements.

L.M. KOHN & COMPANY
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of September 30, 2015

NET CAPITAL	
Total Shareholder's Equity	$ 2,442,043
Deduct – Shareholder's Equity not Allowable for Net Capital	-
Total Shareholder's Equity Qualified for Net Capital	2,442,043
Liabilities Subordinated to Claims of General Creditors	
Allowable in Computation of Net Capital	-
Other (Deductions) or Allowable Credits	-
Total Capital and Allowable Subordinated Liabilities	2,442,043
Deductions and/or Charges –	
Non-Allowable Assets:	
Receivables	51,020
Other	41,814
Bank and Registered Representative Deductibles	169,493
Advances to Registered Representatives	79,503
Federal Tax Deposit	234,818
Property and Equipment, Net	46,248
Net Capital before Haircuts on Securities Positions	1,819,147
Haircuts on Securities [Computed, where Applicable, Pursuant to Rule 15c3-1(f)]	
Trading and Investment Securities:	
Other Securities	(49,541)
Undue Concentrations	-
NET CAPITAL	1,769,606
AGGREGATE INDEBTEDNESS	
Items Included in Statement of Financial Condition:	
Commissions Payable	417,889
Other Liabilities	211,920
	629,809
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Greater of 6 2/3 % of Aggregate Indebtedness or $50,000:	
6 2/3% of Aggregate Indebtedness	41,987
Minimum Dollar Net Capital Requirement	50,000
Excess Net Capital	1,719,606
Excess Net Capital at 1000%	1,706,625
Ratio of Aggregate Indebtedness to Net Capital	.36 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form x-17A-5 as of September 30, 2015.

See Report of Independent Registered Public Accounting Firm.

L.M. KOHN & COMPANY

SCHEDULES II and III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of September 30, 2015

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession of Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

CLARK SCHAEFER HACKETT
CPAs & BUSINESS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
L.M. Kohn & Company
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) L.M. Kohn & Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which L.M. Kohn & Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) L.M. Kohn & Company stated that L.M. Kohn & Company met the identified exemption provisions throughout the most recent fiscal year without exception. L.M. Kohn & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about L.M. Kohn & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
November 19, 2015

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

cincinnati | cleveland | columbus | miami valley | northern kentucky | springfield | toledo

L.M. KOHN & COMPANY

EXEMPTION REPORT PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

L.M. Kohn & Company the "Company" is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii). The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

L.M. Kohn & Company

I, Larry M. Kohn, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

President

November 19, 2015

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Shareholder
L.M. Kohn & Company
Cincinnati, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2015, which were agreed to by L.M. Kohn & Company, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating L.M. Kohn & Company's compliance with the applicable instructions of Form SIPC-7. L.M. Kohn & Company's management is responsible for L.M. Kohn & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
November 19, 2015

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 9/30/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043303 FINRA SEP
L M KOHN & COMPANY
10151 CARVER RD STE 100
BLUE ASH OH 45242-4759

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Larry M. Kohn
(513) 792-0301 X204

2. A. General Assessment (item 2e from page 2) $ 20,971

B. Less payment made with SIPC-6 filed (exclude interest) (11,196)

April 22, 2015
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 9,775

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 9,775

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9,775

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

L. M. Kohn & Company
(Name of Corporation, Partnership or other organization)

[signature] Larry M. Kohn
(Authorized Signature)

President
(Title)

Dated the 19 day of November, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/2014
and ending 9/30/2015

Item No. — Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 18,864,338

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 9,988,061

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 487,742

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) 0

Total deductions 10,475,803

2d. SIPC Net Operating Revenues $ 8,388,535

2e. General Assessment @ .0025 $ 20,971

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